Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2008	2007	2006	2005	2004

Income before income taxes	$992,848	$1,289,300	$762,085	$402,880	$399,378

Fixed charges	127,917	109,266	98,045	66,434	49,246

Total earnings	$1,120,765	$1,398,566	$860,130	$469,314	$448,624

Interest charged to expense	$80,289	$68,878	$63,141	$39,315	$23,172
One-third of rent expense	47,628	40,388	34,904	27,119	26,074

Total fixed charges	$127,917	$109,266	$98,045	$66,434	$49,246

Ratio of earnings to fixed charges (1)(2)	8.8x	12.8x	8.8x	7.1x	9.1x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses, and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.